August 26, 2025

Joseph M. Otting
Chief Executive Officer
Flagstar Financial, Inc.
102 Duffy Avenue
Hicksville, NY 11801

        Re: Flagstar Financial, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed August 8, 2025
Dear Joseph M. Otting:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Jared Fishman, Esq.